
12061129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
OCT 31 2012
Washington DC
400

| SEC FILE NUMBER |
|---|
| 8- 12111 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/11 (MM/DD/YY) AND ENDING 08/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Security Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2484 Pruden Boulevard, Suite B
(No. and Street)

Suffolk (City) Virginia (State) 23434 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher M. Holloway (757) 809-4708
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyce, Spady & Moore PLC
(Name – *if individual, state last, first, middle name*)

1013 W. Washington Street (Address) Suffolk (City) Virginia (State) 23434 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MR

## OATH OR AFFIRMATION

I, Christopher M. Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Security Company, Inc., as of August 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SABINA H. THURMAN
Notary Public
Commonwealth of Virginia
7331895
My Commission Expires Jun 30, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
OCT 31 2012
Washington DC
400

# Form X-17A-5 FOCUS REPORT

## (Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER
Investors Security Company, Inc. [13]

SEC FILE NO.
8-12111 [14]

FIRM I.D. NO.
2331 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
2484 Pruden Boulevard, Suite B [20]
(No. and Street)

Suffolk [21] Virginia [22] 23434 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
09/01/11 [24]
AND ENDING (MM/DD/YY)
08/31/12 [25]

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**
Christopher M. Holloway, President, FINOP [30]

**(Area Code) — Telephone No.**
(757) 809-4708 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:
[32]
[34]
[36]
[38]

OFFICIAL USE
[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41
CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25 day of October 20 12
Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Boyce, Spady & Moore PLC [70]

ADDRESS

| 1013 W. Washington Street [71] | Suffolk [72] | Virginia [73] | 23434 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | |


Boyce, Spady
& Moore PLC

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Investors Security Company, Inc. as of August 31, 2012, and the related statements of income (loss), changes in ownership equity and cash flows for the fiscal year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Security Company, Inc. as of August 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

In addition, we have examined the computation of net capital. Our reconciliation of the above computation revealed no material differences. In our opinion, this schedule presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Boyce, Spady & Moore PLC

October 25, 2012

1013 West Washington Street
Suffolk Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

409 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Investors Security Company, Inc. **N 3** [100]

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 08/31/12 [99]
SEC FILE NO. 8-12111 [98]
Consolidated [198]
Unconsolidated X [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 433,467 | 200 | | | $ 433,467 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | | 295 | | | | |
| B. Other | 395,451 | 300 | $ 40,032 | 550 | 435,483 | 810 |
| 3. Receivable from non-customers | | 355 | 1,078 | 600 | 1,078 | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | | 424 | | | | |
| E. Spot commodities | | 430 | | | | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ [150] | | | | | | |
| B. Other securities $ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ [170] | | | | | | |
| B. Other securities $ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 58,722 | 680 | 58,722 | 920 |
| 11. Other assets | | 535 | 9,050 | 735 | 9,050 | 930 |
| 12. TOTAL ASSETS | $ 828,918 | 540 | $ 108,882 | 740 | $ 937,800 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Investors Security Company, Inc. as of 08/31/12

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

**LIABILITIES AND OWNERSHIP EQUITY**

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 [13] | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | | 1560 |
| B. Other | [10] 375,638 | 1115 | | 1305 | 375,638 | 1540 |
| 15. Payable to non-customers | 45,901 | 1155 | | 1355 | 45,901 | 1610 |
| 16. Securities sold not yet purchased, at market value | | | | 1360 | | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | 16,189 | 1205 | | 1385 | 16,189 | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 1690 |
| B. Secured | | 1211 [12] | | 1390 [14] | | 1700 |
| 19. E. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | | 1710 |
| 1. from outsiders [9] $ ___ 970 | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ ___ 980 | | | | | | |
| B. Securities borrowings, at market value from outsiders $ ___ 990 | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements | | | | 1420 | | 1730 |
| 1. from outsiders $ ___ 1000 | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ ___ 1010 | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | $ 437,728 | 1230 | $ | 1450 | $ 437,728 | 1760 |

| Ownership Equity | | Total | |
|---|---|---|---|
| 21. Sole Proprietorship | | [15] $ | 1770 |
| 22. Partnership (limited partners) | [11] ($ ___ 1020 ) | | 1780 |
| 23. Corporation: | | | |
| A. Preferred stock | | | 1791 |
| B. Common stock | | 5,450 | 1792 |
| C. Additional paid-in capital | | 88,158 | 1793 |
| D. Retained earnings | | 406,464 | 1794 |
| E. Total | | 500,072 | 1795 |
| F. Less capital stock in treasury | | [16] ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | $ 500,072 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 937,800 | 1810 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Investors Security Company, Inc. as of 08/31/12

**COMPUTATION OF NET CAPITAL**

| Line | Description | | Code | Amount | Code |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 500,072 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital [19] | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 500,072 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17] | $ 108,882 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 108,882 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions [20] | | | $ 391,190 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities [18] | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( ) | 3740 |
| 10. | Net Capital | | | $ 391,190 | 3750 |

[30]

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Investors Security Company, Inc. as of 08/31/12

## COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| Item | | Amount | Code |
|---|---|---|---|
| 11. Minimum net capital required ($6\frac{2}{3}$% of line 19) | $ | 29,182 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 100,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 100,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 291,190 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) 22 | $ | 347,417 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| Item | | Sub-amount | Code | | Amount | Code |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 437,728 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit 21 | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 437,728 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 111.90 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| Item | | Amount | Code |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23 | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Investors Security Company, Inc.

For the period (MMDDYY) from 09/01/11 [3932] to 08/31/12 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

| REVENUE | | | |
|---|---|---|---|
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | | $ 347,347 | 3935 |
| b. Commissions on listed option transactions | | | 3938 |
| c. All other securities commissions | | 3,052,580 | 3939 |
| d. Total securities commissions | | 3,399,927 | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | 14,353 | 3949 |
| c. Total gain (loss) | | 14,353 | 3950 |
| 3. Gains or losses on firm securities investment accounts | | 3,132 | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | | 3955 |
| 5. Revenue from sale of investment company shares | | 2,727,478 | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 1,244,707 | 3975 |
| 8. Other revenue | | 13,405 | 3995 |
| 9. Total revenue | | $ 7,403,002 | 4030 |
| **EXPENSES** | | | |
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | 342,067 | 4120 |
| 11. Other employee compensation and benefits | | 343,948 | 4115 |
| 12. Commissions paid to other broker-dealers | | | 4140 |
| 13. Interest expense | | 773 | 4075 |
| a. Includes interest on accounts subject to subordination agreements | [4070] | | |
| 14. Regulatory fees and expenses | | | 4195 |
| 15. Other expenses | | 6,890,087 | 4100 |
| 16. Total expenses | | $ 7,576,875 | 4200 |
| **NET INCOME** | | | |
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ (173,873) | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of | [4338] | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of | [4239] | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ (173,873) | 4230 |
| **MONTHLY INCOME** | | | |
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | | $ (85,242) | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Investors Security Company, Inc.

For the period (MMDDYY) from 09/01/11 to 08/31/12

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 673,945 | 4240 |
| A. Net income (loss) | | | (173,873) | 4250 |
| B. Additions (Includes non-conforming capital of 29 $ | | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of $ | | 4272 ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 500,072 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period 30 | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Investors Security Company, Inc. as of 08/31/12

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k)(1) — $2,500 capital category as per Rule 15c3-1 | | 4550 |
| B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Pershing LLC 4335 | X | 4570 |
| D. (k)(3) — Exempted by order of the Commission (include copy of letter) | | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 32 | 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 33 | 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 34 | 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 35 | 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| | | | Total $ 36 | NONE 4699 | | |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

**INVESTORS SECURITY COMPANY, INC.**
**STATEMENT OF CASH FLOWS**
**Year Ended August 31, 2012**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (173,873) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 16,262 |
| Realized gain on sale of securities | (12,045) |
| Unrealized loss on securities | 8,852 |
| Dividends reinvested | (1,468) |
| Changes in assets and liabilities | |
| Accounts receivable | (92,535) |
| Other assets | 12,391 |
| Other payables and accrued liabilities | 40,183 |
| Net cash used in operating activities | (202,233) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Proceeds from sale of investments | 44,090 |
| Purchase of property and equipment | (7,227) |
| Net loans made to officers | 10,409 |
| Net cash provided by investing activities | 47,272 |
| Net decrease in cash | (154,961) |
| Cash and cash equivalents, beginning of year | 588,428 |
| Cash and cash equivalents, end of year | $ 433,467 |

**SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION**

| | |
|---|---|
| Cash paid for interest | $ 773 |

See accompanying notes to financial statements.

## INVESTORS SECURITY COMPANY, INC.
## NOTES TO FINANCIAL STATEMENTS
## August 31, 2012

### NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business.** The Company, incorporated under the laws of the Commonwealth of Virginia in August, 1964, is a broker-dealer of investment securities. All transactions are fully disclosed. The corporate office is located in Suffolk, Virginia.

**Accounting Method.** The Company uses the accrual basis of accounting for financial statement and income tax purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulatory Authority, and it follows accounting and record keeping policies established by those agencies. Transactions with brokers and customers are recorded as of the trade date rather than the settlement date. The Company depreciates office furniture and equipment over a ten (10) year life, Straight-Line method for assets acquired before January 1, 1981. Assets acquired since December 31, 1980, are depreciated under the two hundred percent (200%) Declining Balance method with a shift to Straight-Line to provide total write-off over the applicable useful life, with the assumption that all acquisitions occur midway through the year. (For federal income tax purposes, this is known as the Modified Accelerated Cost Recovery System, MACRS.) Depreciation lives are seven (7) years for equipment and furniture and thirty-nine (39) years for leasehold improvements.

**Use of Estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

**Concentrations of Credit Risk Arising from Cash Deposits.** The Company maintains amounts in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

**Advertising.** The Company expenses advertising costs as they are incurred. Total advertising expense for the year ended August 31, 2012 was $3,693.

**Cash Equivalents.** For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three (3) months or less to be cash equivalents.

**Accounts Receivable.** Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

In management's opinion, accounts receivable as of August 31, 2012 are collectible and no material uncollectible accounts exist.

## NOTE 2. PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

| | |
|---|---|
| Furniture and fixtures | $ 144,695 |
| Leasehold Improvements | 31,907 |
| Total cost | 176,602 |
| Less accumulated depreciation | 117,880 |
| Total property and equipment, net | $ 58,722 |

Depreciation expense for property and equipment was $16,262 for the year ended August 31, 2012.

## NOTE 3. INCOME TAXES

Deferred income taxes are provided for timing differences between financial statement and income tax reporting. The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities consist of the following:

| | |
|---|---|
| Deferred tax liabilities: | |
| Property, Plant and Equipment | $ 8,614 |

The Company's provision for income taxes differs from applying the statutory U. S. Federal income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

The Company has a net operating loss carryover in the amount of $137,535 that expires August 31, 2032.

There have been no recent examination by the Internal Revenue Service and the only open years subject to examination are generally the years ending after August 31, 2008.

## NOTE 4. LEASES

Effective August 15, 2005 the Company leased office space from an unrelated company. The term of the lease is for seven (7) years and expired in August 2012. Minimum lease payments under this lease were $54,860 for the current year.

Effective May 11, 2012 the Company leased office space from an unrelated company. The term of the lease is for five (5) years. Minimum lease payments under this lease were $8,400 for the current year.

The Company leases several pieces of office equipment with terms of three (3) to five (5) years. Minimum lease payments under these leases were $21,696 for the current year.

Future minimum lease commitments under all non-cancelable leases are as follows:

| | |
|---|---|
| August 31, 2013 | $ 48,957 |
| August 31, 2014 | 43,120 |
| August 31, 2015 | 43,462 |
| August 31, 2016 | 40,567 |
| August 31, 2017 | 28,368 |
| Total | $ 204,474 |

## NOTE 5. CAPITAL

Stock ownership and management at August 31, 2012:

| | | | |
|---|---|---|---|
| Cabell B. Birdsong | Chairman and CEO | 100 sh. | 92% |
| Christopher M. Holloway | President, CCO and COO | 9 sh. | 8% |
| | | 109 sh. | 100% |

Investors Security Company, Inc. was incorporated August 24, 1964, under Virginia law.

## NOTE 6. RETIREMENT PLAN

The employees of Investors Security Company, Inc. are covered under a Simple IRA Retirement Plan. All employees of the Company with service of over one year and total annual compensation of at least $5,000 are eligible to participate in the plan. The Company matches an amount equal to the employee's contribution to the plan, up to 3% of the employee's salary. The expense of the Company was $11,935 for the year ended August 31, 2012.

## NOTE 7. COMMITMENTS AND CONTINGENCIES

The stockholders of the Company have signed an asset purchase agreement dated July 19, 2012 whereby the majority of the Company's accounts will be sold to a third party. The sale will be finalized upon completion of regulatory requirements, which is expected to be in November, 2012.

## NOTE 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 25, 2012, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have a material impact on the financial statements.



**SIPC SUPPLEMENTAL REPORT**


Boyce, Spady
& Moore PLC

Certified Public Accountants & Consultants

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period September 1, 2011 through August 31, 2012, which were agreed to by Investors Security Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Investors Security Company, Inc.'s compliance with the applicable instructions to the General Assessment Reconciliation (Form SIPC-7). Investors Security Company, Inc.'s management is responsible for the Investors Security Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the Company's audited Form X-17A-5 for the period September 1, 2011 through August 31, 2012 with the amounts reported in Form SIPC-7 for such period noting no differences;

3. Compared any adjustments reported in Form SIPC-7, with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1013 West Washington Street
Suffolk Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

409 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyce, Spady & Moore PLC

October 25, 2012

INVESTORS SECURITY COMPANY, INC.
SIPC ASSESSMENT AND PAYMENT SCHEDULE

| Assessment | Amount | Date Paid | To Whom |
|---|---|---|---|
| SIPC-6 | $ 2,063 | March 23, 2012 | SIPC |
| SIPC-7 | $ 2,801 | October 25, 2012 | SIPC |

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended August 31, 20 12

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-012111 FINRA AUG 12/30/1970
INVESTORS SECURITY COMPANY INC
127 E WASHINGTON ST
SUITE 101
SUFFOLK, VA 23434

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,864

B. Less payment made with SIPC-6 filed (exclude interest) ( 2,063 )

March 23, 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,801

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,801

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,801

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investors Security Company, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of October, 20 12.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 09/01, 2011
and ending 08/31, 2012

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 7,403,002 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 5,453,580 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 3,132 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 773 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ | |
| Enter the greater of line (i) or (ii) | 773 |
| Total deductions | 5,457,485 |
| 2d. SIPC Net Operating Revenues | $ 1,945,517 |
| 2e. General Assessment @ .0025 | $ 4,864 |
| | (to page 1, line 2.A.) |



Certified Public Accountants & Consultants



October 25, 2012

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

In planning and performing our audit of the financial statements of Investors Security Company, Inc. (the Company) as of and for the year ended August 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

1013 West Washington Street
Suffolk Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

409 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies.

However, we noted that a minimum of internal control procedures are in effect. Such a situation would normally be expected under the circumstances, because Investors Security Company, Inc.'s normal staff consists of the principal, who is the primary stockholder, the controller, and several clerks. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Investors Security Company, Inc. for the fiscal year ended August 31, 2012, and this report does not affect our report thereon dated October 25, 2012.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyce, Spady & Moore PLC


Boyce, Spady
& Moore PLC

Certified Public Accountants & Consultants

October 25, 2012

Stockholders and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

The Company's unaudited Focus Report for August 31, 2012, shows a net capital of $395,462. The audited Focus Report of August 31, 2012, shows a net capital of $391,190. Listed below is the reconciliation of the difference of $4,272 between the net capital as shown on the unaudited Focus Report and as shown on the audited Focus Report:

| | | |
|---|---|---|
| Net capital as reported in Company's part II A (Unaudited) Focus Report | $ | 395,462 |
| Miscellaneous audit adjustments | | (4,272) |
| Net capital per audited report | $ | 391,190 |

Boyce, Spady & Moore PLC

1013 West Washington Street
Suffolk Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

409 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500